EXHIBIT 6

                  [ON JACKSON BOULEVARD FUND, LTD. LETTERHEAD]

   December 30, 1997

   VIA FACSIMILE

   Ms. Janine Poronsky
   Damen Financial Corp.
   200 West Higgins Road
   Schaumburg, IL  60195-3780

   Dear Ms. Poronsky:

             On December 17, 1997, we sent you a letter (Exhibit 1) with attachments regarding stockholder proposals to be considered at the 1998 annual meeting. You initially rejected our proposal, and later wrote Mr. Klimek (Exhibit 2) details regarding the rejection.

             We are in receipt of your letter of December 23, 1997 sent to Mr. John M. Klimek, Esq. In this letter you state that "Finally, we are not inclined to accept the shareholder proposal since it is substantially duplicative of another shareholder proposal which is included in the company's proxy statement and which will be presented at the meeting."

             We do not agree with your statement that my shareholder proposal is substantially duplicative of another shareholder proposal (the Sonnenberg proposal). I am inserting my resolution below. I further have highlighted in bold the possible portion of my statement which might be considered duplicative.

             RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and
   (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

             Mr. Sonnenberg's resolution of September 22, 1997 does indeed ask that Damen Financial engage the services of a leading investment banking firm. However, the remainder of my resolution is not duplicative and, accordingly, should be presented at Damen's annual meeting in January, 1998. If you choose not to accept my resolution in whole, I would offer the following alternative.

             RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through the sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by establishing a committee of the Board of Directors consisting of all directors, who are not current or former employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

             This edited resolution is in no way duplicative with the resolution of Mr. Sonnenberg. Mr. Sonnenberg's proposal does not provide for a committee of the Board of Directors as my proposal does. We intend on raising my proposal or my proposal as amended at the stockholder's meeting. If you choose not to mail my proposal to the eligible shareholders, please provide me with a shareholder list so I may solicit proxies for my proposal.

             In response to this letter, please call my lawyer, Mr. John Klimek, at (312) 726-1224 or write him at Fishman, Merrick, Miller, Genelly, Springer, Klimek & Anderson, PC, 30 North LaSalle Street, Suite 3500, Chicago, IL 60602.
   Very truly yours,

   /s/ Paul J. Duggan

   Paul J. Duggan, shareholder
   Damen Financial Corporation